Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments There to Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Vertical Aerospace Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9471C107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9471C107	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Stephen Fitzpatrick
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 150,552,510
	6	Shared Voting Power 0
	7	Sole Dispositive Power 150,552,510
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 150,552,510
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 72.0%
12	Type of Reporting Person IN

CUSIP No. G9471C107	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

Vertical Aerospace Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

140-142 Kensington Church Street, London, W8 4BN, United Kingdom

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Stephen Fitzpatrick (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Vertical Aerospace Ltd., 140-142 Kensington Church Street, London, W8 4BN, United Kingdom.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United Kingdom.

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share (“Ordinary Shares”).

(e)	CUSIP Number:

G9471C107

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2021, based upon 209,135,382 Ordinary Shares outstanding as of January 27, 2022, based on the Issuer’s Prospectus on Form 424B3 filed with the Securities and Exchange Commission on January 27, 2022.

CUSIP No. G9471C107	Schedule 13G	Page 3 of 4

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Stephen Fitzpatrick	150,552,510	72.0%	150,552,510	0	150,552,510	0

The Reporting Person is the record holder of the Ordinary Shares reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G9471C107	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 14, 2022

Stephen Fitzpatrick

/s/ Stephen Fitzpatrick